Laboratory Corporation of America-Registered Trademark- Holdings
358 South Main Street
Burlington, NC 27215


FOR IMMEDIATE RELEASE
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CONTACT: 336-584-5171                        SHAREHOLDER DIRECT:800-LAB-0401
-------  Media - Cynthia Jay, Ext. 6652      ------------------ www.labcorp.com
         Investors - Pamela Sherry, Ext. 4855


        LABORATORY CORPORATION OF AMERICA-REGISTERED TRADEMARK- DECLARES
                           PREFERRED STOCK DIVIDENDS

BURLINGTON, NC, MARCH 17, 1999 - Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) (NYSE:LH) today announced that its Board of Directors has declared a dividend of $1.0625 per share on the Company's 8 1/2% Series A Convertible Exchangeable Preferred Stock (Series A Preferred Stock), payable in cash. The Board has also declared a dividend of $1.0625 per share on the Company's 8 1/2% Series B Convertible Pay-in-Kind Preferred Stock (Series B Preferred Stock), payable in shares of Series B Preferred Stock at the rate of 0.02125 shares per share of Series B Preferred Stock held. No fractional shares of Series B Preferred Stock will be issued, so that the number of shares to be paid as a dividend on the Series B Preferred Stock will be rounded to the nearest whole number of shares. The dividends will be payable on March 31, 1999, for each issued and outstanding share of Series A and B Preferred Stock to stockholders of record on March 24, 1999, and will cover the dividend period from January 1, 1999, to March 31, 1999, at an equivalent annualized rate of $4.25 per share.

Laboratory Corporation of America-Registered Trademark-Holdings (LabCorp-Registered Trademark-) is a national clinical laboratory with annual revenues of $1.6 billion in 1998. With 18,000 employees and over 200,000 clients nationwide, the company offers more than 2,000 clinical tests, ranging from simple blood analyses to more sophisticated technologies. In addition to the major testing sites, the Center for Molecular Biology and Pathology, LabCorp's leading edge esoteric testing facility located in Research Triangle Park, North Carolina, develops applications for polymerase chain reaction
(PCR) technology, a revolutionary technique used to produce some of the most sensitive diagnostic tests ever developed. LabCorp's clients include physicians, state and federal governments, managed care organizations, hospitals, clinics, pharmaceutical and many Fortune 1000 companies, and other clinical laboratories.
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